United States securities and exchange commission logo





                            August 6, 2021

       Ezra Dabah
       President and Chief Executive Officer
       Kidpik Corp.
       200 Park Avenue South, 3rd Floor
       New York, New York 10003

                                                        Re: Kidpik Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 18,
2021
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 9,
2021
                                                            CIK No. 0001861522

       Dear Mr. Dabah:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 9, 2021

       Prospectus Cover

   1. We note your disclosure on page 28 that Mr. Dabah will continue to exercise significant control over the
company after the offering. Please disclose on the prospectus cover and in the summary the
percent of the voting power that Mr. Dabah will control after completion of the
offering. Please also disclose on the prospectus cover and in the summary whether you
intend to take advantage of the controlled company exemptions under the Nasdaq rules.
 Ezra Dabah
Kidpik Corp.
August 6, 2021
Page 2
Use of Proceeds, page 42

2. We note that you intend to use some of the proceeds from the offering to repay debt.
         Please disclose the interest rate and maturity date of the debt you intend to repay. Please refer to Instruction 4 to Item 504 of Regulation S-K.
Capitalization, page 44

3.       Please tell us why actual and pro forma accumulated deficit are different.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
47

4. Please include clearer and more robust disclosure regarding your performance indicators, including, but not limited to, how you define members, active members, subscribers, active subscriptions, and customers, and how management uses such metrics. Please also tell us whether you track performance indicators regarding the average percentage of subscription boxes that result in the sale of merchandise or the average amount of merchandise sold per subscription box and what consideration you gave to disclosing any such metrics in the filing.
Results of Operations, page 50

5. To the extent practicable, please enhance your disclosure regarding your results of operations to discuss the historical breakdown of revenue among sales of subscription boxes, Amazon sales, and your website sales, among your product lines (e.g., girls
         apparel, boys    apparel, and toddlers), and between repeat purchasers
and new customers.
Liquidity and Capital Resources, page 53

6. Please revise your disclosure to include a discussion of your material commitments for capital expenditures as of the end of your last fiscal period. Please refer to Item
         303(b)(1)(ii). Please also include a discussion of the conditions resulting in the going
         concern opinion included in the auditor   s report.
Cash Flows, page 53
FirstName LastNameEzra Dabah
7. Please revise your disclosures here to include an analysis of the components of the
Comapany    NameKidpik
       statements of cashCorp.
                          flows that explains the significant year-to-year
variations in the line
Augustitems.
        6, 2021 Page 2
FirstName LastName
 Ezra Dabah
FirstName  LastNameEzra Dabah
Kidpik Corp.
Comapany
August     NameKidpik Corp.
       6, 2021
August
Page 3 6, 2021 Page 3
FirstName LastName
JOBS Act and Recent Accounting Pronouncements, page 59

8. You disclose here that you have irrevocably elected not to avail yourself of the extended transition period. This is inconsistent with your disclosure at the bottom of page 7. Please revise for consistency.
Business
Business Development, page 60

9. We note your disclosure that since inception, your subscription boxes have achieved
            customer acceptance.    Please clarify how you define customer
acceptance.
Member Growth & Marketing Channels, page 64

10. We note your disclosure that your active subscription base increased from 2019 to 2020 by approximately 45%. To give investors more context, please disclose the growth rate in prior periods. Please also disclose any other metrics you use to monitor customer acquisition, retention, and engagement.
Design & Vertical Integration Process, page 66

11. We note that you attribute your success in part to your vertical integration model, yet we note your risk factor disclosure that you currently source all of the merchandise you offer from third-party vendors and that you rely upon independent third-party transportation providers for substantially all of your product shipments. Please revise your disclosure to clarify how this fits into your vertically integrated business. Where you discuss your manufacturing vendors on page 66, please disclose that for the year ended January 2,
         2021, four vendors accounted for approximately 60% of your inventory purchases.
Certain Relationships and Related Party Transactions, page 80

12. Please include disclosure covering the last three fiscal years. Please refer to Instruction 1 to Item 404 of Regulation S-K, particularly the three-year requirement for registration statements.
Description of Capital Stock, page 89

13. Please add a description of the exclusive forum provision included in your Second
         Amended and Restated Certificate of Incorporation and explicitly state whether or not such provision applies to claims arising under the Exchange Act and under the Securities
         Act. Please also include such clarification in the risk factor on page
32. In addition,
         please further revise your risk factor disclosure to state that there is uncertainty as to whether a court may enforce your exclusive forum provision as it applies to the Securities
         Act. In this regard, we note that Section 22 of the Securities Act provides concurrent jurisdiction for claims arising thereunder, and your exclusive forum provision requires that Securities Act claims be litigated in federal court.
 Ezra Dabah
Kidpik Corp.
August 6, 2021
Page 4
Underwriting, page 95

14. We note your disclosure that the underwriters may allocate a certain amount of shares of common stock issued in this offering to members of your management and their affiliates.
      Please tell us if this is a directed share program and if so, please disclose this on the prospectus cover and in the prospectus summary.
Notes to the Financial Statements
Note 2: Summary of Significant Accounting Policies
I.) Inventory, page F-8

15.   Please disclose how cost is determined, such as FIFO, average, or LIFO.
Note 2: Summary of Significant Accounting Policies, page F-23

16. Please tell us in detail and disclose the factors you used to identify your operating and reportable segment(s), and, if applicable, whether operating segments have been aggregated. Refer to ASC 280-10-50.
Notes to the Condensed Interim Financial Statements
Note 15: Revenue, Net Disclosures, page F-32

17. Please tell us why you have not presented a line item for Amazon sales. General

18. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact Blaise Rhodes at 202-551-3774 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,
FirstName LastNameEzra Dabah
                                                             Division of
Corporation Finance
Comapany NameKidpik Corp.
                                                             Office of Trade &
Services
August 6, 2021 Page 4
cc:       David M. Loev, Esq.
FirstName LastName